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Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-134660

Based upon the registration of $400 million of Junior Subordinated Debt Securities to be offered by means of this prospectus supplement and the accompanying prospectus under the amended registration statement filed January 8, 2008, a filing fee of $15,720 has been calculated in accordance with Rule 457(r). This fee has been previously transmitted to the SEC. This paragraph shall be deemed to update the "Calculation of Registration Fee" table in the registration statement referred to in the first sentence above.

Filed Pursuant to Rule 424(b)(2)
File No. 333-134660

Prospectus Supplement to Prospectus dated January 8, 2008.

$400,000,000

Xcel Energy Inc.

7.60% Junior Subordinated Notes, Series due 2068

         This is an offering of $400,000,000 of 7.60% Junior Subordinated Notes, Series due 2068 to be issued by Xcel Energy Inc., a Minnesota corporation. We will pay interest on the notes at a rate of 7.60% per annum on January 1, April 1, July 1, and October 1 of each year unless payment is deferred as described below. The first such payment will be made on April 1, 2008. The notes will be issued in registered form and in denominations of $25 and integral multiples thereof. The notes will mature on January 1, 2068.

         We may defer interest payments on the notes on one or more occasions for up to 10 consecutive years as described in this prospectus supplement. Deferred interest payments will accrue additional interest at a rate equal to the interest rate on the notes, compounded on each interest payment date, to the extent permitted by law.

         We may redeem the notes at our option at the times and the prices described in this prospectus supplement.

         We will apply for the listing of the notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the notes are first issued. Currently, there is no public market for the notes. Please read the information provided under the caption "Supplemental Description of the Junior Subordinated Notes" in this prospectus supplement and "Description of Junior Subordinated Debt Securities" in the accompanying prospectus for a more detailed description of the notes.

         Investing in the notes involves risks. See "Risk Factors" beginning on page S-6 to read about important factors you should consider before investing in the notes.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	$25.00	$400,000,000
Underwriting discount	$0.7875	$12,600,000
Proceeds, before expenses, to Xcel Energy	$24.2125	$387,400,000

         The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 16, 2008 and must be paid by the purchasers if the notes are delivered after January 16, 2008.

         The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January 16, 2008.

Joint Book-Running Managers		Joint Lead Arranger
Morgan Stanley	Citi	JPMorgan
(Joint Structuring Advisor)		(Joint Structuring Advisor)

Senior Co-Managers

Merrill Lynch & Co.	UBS Investment Bank

Prospectus Supplement dated January 11, 2008

        This document is made up of two parts. The first part is the prospectus supplement, which describes our business and the specific terms of the notes offered. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any written communication from us or the underwriters specifying the final terms of the offering. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Prospectus Supplement

i

PROSPECTUS SUPPLEMENT SUMMARY

        The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our notes. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under "Where You Can Find More Information" in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the "Company," "we," "us" and "our" refer to Xcel Energy Inc., a Minnesota corporation.

The Company

General

        We are a public utility holding company with four major public utility subsidiaries: Northern States Power Company, a Minnesota corporation ("NSP-Minnesota"); Northern States Power Company, a Wisconsin corporation ("NSP-Wisconsin"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); and Southwestern Public Service Company, a New Mexico corporation ("SPS"). NSP-Minnesota serves approximately 1.4 million electric customers and 0.5 million gas customers in Minnesota, North Dakota and South Dakota. NSP-Wisconsin serves approximately 245,000 electric customers and 100,000 gas customers in northern Wisconsin and Michigan. PSCo serves approximately 1.3 million electric customers and approximately 1.3 million gas customers in Colorado. SPS serves approximately 386,000 electric customers in portions of Texas and New Mexico. We also have several non-utility subsidiaries, including Eloigne Co., which invests in rental housing projects that qualify for low-income tax reported credits.

        We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

The Offering

        The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including "Supplemental Description of the Junior Subordinated Notes," and the accompanying prospectus, including "Description of Junior Subordinated Debt Securities."

Issuer	Xcel Energy Inc.
Securities Offered	$400,000,000 principal amount of 7.60% junior subordinated notes, series due January 1, 2068.
Denominations	$25 and integral multiples thereof.
Maturity	January 1, 2068.
Interest	The notes will bear interest at a rate of 7.60% per annum payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year commencing April 1, 2008.
See "Supplemental Description of the Junior Subordinated Notes—Interest" in this prospectus supplement.
Ranking and Collateral
The notes will be our unsecured junior subordinated obligations and will rank junior in right of payment to all of our Senior Indebtedness (as defined below under Supplemental Description of the Junior Subordinated Notes). As of September 30, 2007, we had approximately $1.416 billion of Senior Indebtedness outstanding.

In addition, the notes are effectively subordinated to all obligations of our subsidiaries. As of September 30, 2007, our subsidiaries had approximately $14.802 billion of indebtedness and other liabilities outstanding.
Ratings
The notes have been assigned a rating of BBB- by Standard & Poor's Ratings Services, Baa2 by Moody's Investors Service, Inc. and BBB by Fitch Ratings. Ratings from credit rating agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption
We may redeem the notes at our option before their maturity in whole or in part on one or more occasions on or after January 16, 2013 at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest thereon to the redemption date. In addition, we may redeem the notes before January 16, 2013 (i) in whole or in part on one or more occasions at a redemption price equal to a make-whole amount (as described under "Supplemental Description of the Junior Subordinated Notes—Redemption" below) plus any accrued and unpaid interest thereon; (ii) in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest thereon to the redemption date, if certain changes in tax laws, regulations or interpretations occur and (iii) in whole or in part on one or more occasions at a redemption price equal to the Rating Agency Event Make-Whole Amount (as described under "Supplemental Description of the Junior Subordinated Notes—Redemption—Right to Redeem Upon a Rating Agency Event" below), plus any accrued and unpaid interest thereon to the redemption date, if a rating agency makes certain changes in the equity credit criteria for securities such as the notes. See "Supplemental Description of the Junior Subordinated Notes—Redemption" in this prospectus supplement.
Option to Defer Interest Payments
So long as no event of default has occurred and is continuing with respect to the notes, we have the option to defer interest payments on the notes, from time to time, for one or more periods (each, an "Optional Deferral Period") of up to 10 consecutive years per Optional Deferral Period. In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the notes and may choose to do that on more than one occasion. We may not defer payments beyond the maturity date of the notes, and we may not begin a new Optional Deferral Period until we have paid all accrued interest on the notes from any previous Optional Deferral Periods. Any deferred interest on the notes will accrue additional interest at a rate equal to the interest rate on the notes to the extent permitted by law. Once all accrued and unpaid interest on the notes has been paid, we can begin a new Optional Deferral Period. We, however, have no current intention of deferring interest payments on the notes. See "Supplemental Description of the Junior Subordinated Notes—Option to Defer Interest Payments" in this prospectus supplement.

Certain Limitations During an Optional Deferral Period
Unless we have paid all accrued and payable interest on the notes, we will not, and will not permit any of our subsidiaries to: (i) declare or pay any dividends or distributions, or redeem, purchase, acquire or make a liquidation payment, on any shares of our capital stock, (ii) make any payment of principal of, or interest or premium, if any, on or repay, purchase or redeem any of our debt securities that rank upon our liquidation on a parity with or junior to the notes, or (iii) make any payments with respect to any guarantee by us of debt securities if such guarantee ranks upon liquidation on a parity with or junior to the notes, subject to certain exceptions as more fully described in this prospectus supplement. See "Supplemental Description of the Junior Subordinated Notes—Option to Defer Interest Payments" and "Supplemental Description of the Junior Subordinated Notes—Certain Limitations During an Optional Deferral Period" in this prospectus supplement.
Replacement Capital Covenant
On or about the time of the initial issuance of the notes, we will enter into a covenant for the benefit of holders of a designated series of Senior Indebtedness (referred to as the "Replacement Capital Covenant") that we will not redeem or purchase, or otherwise satisfy, discharge or defease (collectively, "defease") the notes, and that none of our subsidiaries will purchase the notes, prior to January 1, 2038 unless, subject to certain limitations, during the 180 days prior to the date of that redemption, purchase, or defeasance we have received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the notes at the time of redemption, purchase or defeasance.

The Replacement Capital Covenant is not intended for the benefit of holders of the notes and may not be enforced by them, and the Replacement Capital Covenant is not a term of the notes or of the indenture or the supplemental indenture pursuant to which the notes will be issued. See "Description of the Replacement Capital Covenant" in this prospectus supplement.
Material U.S. Federal Income Tax Considerations
Based upon an analysis of the relevant facts and circumstances, including certain assumptions made by them and representations provided by us to them, Jones Day will provide us with an opinion generally to the effect that under then current law, and assuming full compliance with the terms of the indenture and other relevant documents, the notes will (although the matter is not free from doubt) constitute indebtedness for U.S. federal income tax purposes.

We agree, and by acquiring an interest in a note, each beneficial owner of a note will agree, to treat the notes as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the notes are classified as indebtedness for U.S. federal income tax purposes. We intend to treat the notes in the same manner.

We believe that the likelihood of interest deferral on the notes is remote. However, if we elect to defer interest on the notes, you will subsequently be required to accrue income for U.S. federal income tax purposes in the amount of the accrued and unpaid interest payments on the notes, in the form of original issue discount, regardless of your method of accounting and the timing of payments on the notes. See "Material U.S. Federal Income Tax Considerations" in this prospectus supplement.
Reopening of the Series
We may, without the consent of the holders of the notes, increase the principal amount of the series and issue additional notes of such series having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes may, together with the notes, constitute a single series of securities under the indenture. See "Supplemental Description of the Junior Subordinated Notes" in this prospectus supplement.
Use of Proceeds
We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds to fund equity investments in one or more of our utility subsidiaries that will be used to repay short-term debt of the subsidiary. The balance of the proceeds will be used to repay commercial paper.
Trustee	Wells Fargo Bank, National Association.
Governing Law	The indenture and the supplemental indenture pursuant to which the notes will be issued and the notes will be governed by and construed in accordance with the laws of the State of Minnesota.
Listing
We will apply for the listing of the notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the notes are first issued.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q/A, for the quarter ended September 30, 2007, before investing in our notes. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in our notes. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

Our obligations under the notes will be subordinated to all of our Senior Indebtedness.

        Our obligations under the notes will be subordinated to all of our Senior Indebtedness (as defined in the prospectus under "Description of the Junior Subordinated Debt Securities—Subordination"). This means that we cannot make any payments on the notes until all holders of our Senior Indebtedness have been paid in full, or provision has been made for such payment, if the Senior Indebtedness is in default (subject to certain exceptions for grace periods and waivers). As of September 30, 2007, we had approximately $1.416 billion of Senior Indebtedness outstanding.

We must rely on cash from our subsidiaries to make payments on the notes.

        We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to our obligations or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary's ability to pay dividends to us depends on any statutory, regulatory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of equity ratios, working capital or other assets.

        Our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to make payments on the notes.

        As a holding company, our ability to participate in any distribution of assets of a subsidiary is subordinate to the claims of creditors of the subsidiary. As of September 30, 2007, our subsidiaries had approximately $14.802 billion of indebtedness and other liabilities outstanding.

We can defer interest payments on the notes for one or more periods of up to 10 years. This may affect the market price of the notes.

        We have the option to defer interest payments on the notes, from time to time, for one or more Optional Deferral Periods of up to 10 consecutive years, as described in this prospectus supplement. At the end of an Optional Deferral Period, if all amounts due are paid, we would be permitted to start a new Optional Deferral Period of up to 10 consecutive years. During any Optional Deferral Period, interest on the notes would be deferred but would accrue additional interest at a rate equal to the interest rate on the notes, to the extent permitted by law. See "Supplemental Description of the Junior Subordinated Notes—Option to Defer Interest Payments" in this prospectus supplement.

        If we exercise our right to defer interest payments, the notes may trade at a price that does not fully reflect the value of accrued but unpaid interest on the notes or that is otherwise less than the price at which the notes may have been traded if we had not exercised such right. In addition, as a result of our right to defer interest payments, the market price of the notes may be more volatile than other securities that do not have these rights.

We are not permitted to pay current interest on the notes until we have paid all outstanding deferred interest, and this could have the effect of extending interest deferral periods.

        During an Optional Deferral Period, we will be prohibited from paying current interest on the notes until we have paid all accrued and unpaid deferred interest plus any accrued interest thereon. As a result, we may not be able to pay current interest on the notes if we do not have available funds to pay all accrued and unpaid deferred interest plus any accrued interest thereon.

Our right to redeem, defease or purchase the notes is limited by a covenant that we are making in favor of certain holders of our senior notes.

        We have the right to redeem the notes under circumstances and on terms specified in this prospectus supplement. However, around the time of the initial issuance of the notes, we will enter into a Replacement Capital Covenant, which is described below under "Description of the Replacement Capital Covenant," that will limit our ability to redeem, defease or purchase, and the ability of our subsidiaries to purchase, the notes. In the Replacement Capital Covenant, we will covenant for the benefit of holders of a designated series of our unsecured long-term indebtedness that ranks senior to the notes that we will not redeem, defease or purchase, and none of our subsidiaries will purchase, the notes on or before January 1, 2038, unless, subject to certain limitations, during the 180 days prior to the date of that redemption, purchase or defeasance we or our subsidiaries have received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the notes at the time of redemption, purchase or defeasance.

        Our ability to raise proceeds from the issuance of qualifying securities during the 180 days prior to a proposed redemption, defeasance or purchase by us or purchase by our subsidiaries will depend on, among other things, market conditions at that time as well as the acceptability to prospective investors of the terms of those qualifying securities. Accordingly, there could be circumstances where we would wish to purchase some or all of the notes, including as a result of a tax or rating agency event, and sufficient cash is available for that purpose, but we are restricted from doing so because of our inability to obtain proceeds from the sale of qualifying securities.

You should consult with your own tax advisor regarding the tax consequences of an investment in the notes.

        For more information regarding the tax consequences of purchasing, holding and disposing of the Notes, see below under the caption "Material U.S. Federal Income Tax Considerations" in this prospectus supplement.

If we defer interest payments on the notes, there will be U.S. federal income tax consequences to holders of the notes.

        If we defer interest payments on the notes, you will subsequently be required to accrue interest income as original issue discount, referred to in this prospectus supplement as "OID," in respect of the remaining interest on your notes. As a result, for U.S. federal income tax purposes you would be required to include that OID in gross income before you receive interest payments, regardless of your regular method of accounting for U.S. federal income taxes.

        If you sell your notes before the record date for a payment of interest after the commencement of an Optional Deferral Period, you will not receive such interest. Instead, the accrued interest will be paid to the holder of record on the record date regardless of who the holder of record may have been on any other date during the relevant accrual period. Moreover, the accrued OID will be added to your adjusted tax basis in the notes but may not be reflected in the amount you realize on the sale. To the extent the amount realized on a sale is less than your adjusted tax basis, you will recognize a capital loss for U.S. federal income tax purposes. The deductibility of capital losses to offset ordinary income is subject to limitations. See "Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Sale or Other Disposition of Notes" in this prospectus supplement.

Any lowering of the credit ratings on the notes would likely reduce their value.

        As described under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, our credit ratings could be lowered in the future. Any lowering of the credit rating on our notes would likely reduce the value of the notes offered hereby.

Rating agencies may change rating methodologies, including their views on "notching" practices.

        The rating agencies may, from time to time in the future, change the way they analyze securities with features similar to the notes. This may include, for example, changes to the relationship between ratings assigned to an issuer's senior securities and ratings assigned to securities with features similar to the notes, sometimes called "notching." If the rating agencies change their practices for rating these securities in the future, and the ratings of the notes are subsequently lowered, that could have a negative impact on the trading price of the notes in any available after-market. Such a change could occur as part of, or separate from, a change in the equity credit criteria for the notes, which could also lead to a Rating Agency Event, as described below under "Supplemental Description of the Junior Subordinated Notes—Redemption—Right to Redeem Upon a Rating Agency Event."

The notes have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

        Although the notes generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the notes will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. We will apply for the listing of the notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the notes are first issued. You should be aware that the listing of the notes will not necessarily ensure that an active trading market will be available for the notes.

You should not rely on the interest payments from the notes through their maturity date—they may be redeemed at our option.

        The notes may be redeemed, in whole, at any time, or in part, from time to time, prior to January 16, 2013 at a make whole amount and on or after January 16, 2013 at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the redemption date. You should assume that this redemption option will be exercised if we are able to refinance at a lower interest rate or it is otherwise in our interest to redeem the notes.

You should not rely on the interest payments from the notes through their maturity date—they may be redeemed upon the occurrence of a Tax Event or a Rating Agency Event.

        Upon the occurrence of a Tax Event or Rating Agency Event the notes can be redeemed by us at the prices described below under "Supplemental Description of the Junior Subordinated Notes."

USE OF PROCEEDS

        We estimate that our proceeds from the sale of the notes, less underwriting discounts and expenses, will be approximately $386.9 million. We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds to fund equity investments in one or more of our utility subsidiaries of up to $150 million that will be used to repay short-term debt of the subsidiary. We intend to use the remaining net proceeds from the sale of the notes to repay commercial paper. As of December 31, 2007, we had approximately $353 million of outstanding commercial paper with a weighted average interest rate of approximately 5.58%.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2007 on an actual basis and as adjusted to reflect the offering of the notes offered hereby and the use of proceeds as described above in "Use of Proceeds." You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with "Selected Consolidated Financial Data" included in this prospectus supplement.

	As of September 30, 2007
	Actual		As Adjusted(1)
	(Thousands of Dollars)	% of Capitalization	(Thousands of Dollars)	% of Capitalization
Short-term debt	$420,225	3.0%	$33,325	0.2%
Current portion of long-term debt	306,997	2.2	306,997	2.2
Notes offered hereby	—	—	387,400	2.7
Other long-term debt	7,252,800	50.9	7,252,800	50.9

Total debt	7,980,022	56.1	7,980,522	56.0

Preferred stockholders' equity	104,980	0.7	104,980	0.7
Common stockholders' equity	6,157,379	43.2	6,157,379	43.3

Total capitalization	$14,242,381	100.0%	$14,242,881	100.0%

(1)
Adjusted to reflect the issuance and sale of the notes offered pursuant to this prospectus and the application of the estimated net proceeds thereof, after deducting the estimated discount and offering expenses, to (i) fund equity investments in one or more of our utility subsidiaries of up to $150 million that will be used to repay short-term debt of the subsidiary and (ii) to repay commercial paper. See "Use of Proceeds."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of September 30, 2007 and 2006 have been derived from our unaudited financial statements. The information set forth below should be read together with "Management's Discussion and Analysis," our audited and unaudited consolidated financial statements and related notes and other information contained in our Current Report on Form 8-K/A filed on December 13, 2007 and our Quarterly Report on Form 10-Q/A for the period ended September 30, 2007, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006	2005	2004
	(Thousands of Dollars)
Consolidated Income Statement Data:
Operating revenues	$7,430,951	$7,373,568	$9,840,304	$9,625,477	$8,215,561
Operating expenses	6,368,820	6,426,057	8,663,310	8,532,758	7,139,846
Operating income	1,062,131	947,511	1,176,994	1,092,719	1,075,715
Other income	28,464	19,438	29,130	22,484	42,964
Interest charges and financing costs	409,699	338,127	456,032	442,626	434,480
Income taxes	239,967	156,899	181,411	173,539	161,935
Income (loss) from discontinued operations—net of tax	2,376	2,112	3,073	13,934	(166,303)
Net income	$443,305	$474,035	$571,754	$512,972	$355,961
		December 31,
	September 30, 2007
		2006	2005
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$2,651,811	$2,634,186	$3,141,861
Net property, plant and equipment	16,346,137	15,548,658	14,696,310
Other assets	3,811,733	3,775,502	3,666,749
Total assets	$22,809,681	$21,958,346	$21,504,920
Current portion of long-term debt	306,997	336,411	835,495
Short-term debt	420,225	626,300	746,120
Other current liabilities	1,754,422	1,902,570	2,091,211
Total current liabilities	$2,481,644	$2,865,281	$3,672,826
Deferred credits and other liabilities	6,812,571	6,720,065	6,430,523
Minority interest in subsidiaries	307	1,560	3,547
Long-term debt	7,252,800	6,449,638	5,897,789
Preferred stockholders' equity	104,980	104,980	104,980
Common stockholders' equity	6,157,379	5,816,822	5,395,255
Total liabilities and equity	$22,809,681	$21,958,346	$21,504,920

SUPPLEMENTAL DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

        Please read the following information concerning the notes in conjunction with the statements under "Description of Junior Subordinated Debt Securities" in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Junior Subordinated Indenture dated as of January 1, 2008, as supplemented (the "Subordinated Indenture"), from us to Wells Fargo Bank, National Association, as trustee (the "Trustee"), including the Supplemental Indenture No. 1 dated as of January 16, 2008 (the "Supplemental Indenture"). The Subordinated Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the notes are being offered and sold.

General

        We will offer $400 million principal amount of 7.60% Junior Subordinated Notes, Series due 2068 as a series of notes under the Subordinated Indenture. Unless an earlier redemption has occurred, the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on January 1, 2068. The notes will be issued in registered form and in denominations of $25 and integral multiples thereof.

        The notes will be our unsecured obligations and will rank junior in right of payment to our Senior Indebtedness. Holders of the notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of September 30, 2007, we have no secured indebtedness and our unsecured and unsubordinated indebtedness was approximately $1.416 billion.

        In addition, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, regulatory, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of September 30, 2007, our subsidiaries had approximately $14.802 billion of indebtedness and other liabilities outstanding.

Interest

        The notes will bear interest at a rate of 7.60% per annum payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year commencing April 1, 2008. If interest payments are deferred or otherwise not paid, they will accrue and compound until paid at the annual rate of 7.60%, to the extent permitted by law. The amount of interest payable for any quarterly interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        General.    In this prospectus supplement, the term "interest" includes quarterly interest payments and applicable interest on interest payments accrued but not paid on the applicable interest payment date.

        A "business day" is each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions or trust companies in the Borough of Manhattan, the City and State of New York, or in the city where the corporate trust office of the Trustee is located, are obligated or authorized by law or executive order to close. The corporate trust office of the Trustee is currently located in Minneapolis, Minnesota.

        If an interest payment date or a redemption date of the notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the interest payment date or the redemption date, as applicable.

        So long as the notes remain in book-entry only form registered in the name of DTC or its nominee, the record date for each interest payment date will be the business day immediately preceding the applicable interest payment date.

        If the notes are not in book-entry only form registered in the name of DTC or its nominee, the record date for each interest payment date will be the fifteenth calendar day (whether or not a business day) immediately preceding the applicable interest payment date.

Ranking

        The notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below). If:

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  we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

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  a default in the payment of principal or interest on any Senior Indebtedness has occurred and is continuing; or

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  the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance above, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any junior subordinated debt securities (including the notes) have the right to receive any payments of principal or interest on their securities.

        "Senior Indebtedness" means, with respect to the notes, the principal, premium, interest and any other payment in respect of any of the following (whether outstanding on the date of execution of the Subordinated Indenture or thereafter incurred):

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  all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by bonds, debentures, notes or other similar written instruments;

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  our obligations under synthetic leases, finance leases and capitalized leases;

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  our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

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  any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements designed to protect against fluctuations in commodity prices, currency exchange or interest rates; and

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  all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries or any indebtedness which is by its terms junior to or on parity with the notes.

        Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Senior Indebtedness without the consent of each holder of Senior Indebtedness that such amendment would adversely affect.

        The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

Option to Defer Interest Payments

        So long as no event of default has occurred and is continuing with respect to the notes, at our option, we may, from time to time for one or more Optional Deferral Periods, defer payment of all or part of the current and accrued interest otherwise due on the notes for a period of up to 10 consecutive years. In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the notes and may choose to do that on more than one occasion. A deferral of interest payments may not extend beyond the maturity date of the notes, and we may not begin a new Optional Deferral Period or pay current interest on the notes until we have paid all accrued interest on the notes from the previous Optional Deferral Period.

        Any deferred interest on the notes will accrue additional interest at a rate equal to the interest rate on the notes to the extent permitted by law. Once we pay all deferred interest payments on the notes, including any additional interest accrued on the deferred interest, we can again defer interest payments on the notes as described above but not beyond the maturity date of the notes.

        We will provide to the Trustee written notice of any optional deferral of interest at least 10 and not more than 60 business days prior to the applicable interest payment date. The Subordinated Indenture provides that this notice will be forwarded promptly by the Trustee to each holder of record of notes.

        We have no current intention of deferring interest payments on the notes.

Certain Limitations During an Optional Deferral Period

        Unless we have paid all accrued and payable interest on the notes, subject to several exceptions, we will not, and will not permit any of our subsidiaries to, do any of the following:

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  declare or pay any dividends or distributions, or redeem, purchase, acquire or make a liquidation payment, on any shares of our capital stock,

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  make any payment of principal of, or interest or premium, if any, on or repay, purchase or redeem any of our debt securities that rank upon our liquidation on a parity with or junior to the notes (provided that we may make partial payment of interest on the notes), or

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  make any payments with respect to any guarantee by us of debt securities if such guarantee ranks upon liquidation on a parity with or junior to the notes.

        However, at any time, including during an Optional Deferral Period, the exceptions will permit:

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  purchases, redemptions or other acquisitions of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents, consultants or a stock purchase, dividend reinvestment or similar plan, or the satisfaction of our obligations pursuant to any contract or security outstanding on the date that the payment of interest is deferred requiring us to purchase, redeem or acquire our capital stock;

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  any payment, repayment, redemption, purchase, acquisition or declaration of a dividend as a result of any reclassification of our capital stock or the exchange or conversion of all or a portion of one class or series of our capital stock or debt securities for a class or series of our capital stock;

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  the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of our capital stock or the security being converted or exchanged, or in connection with the settlement of stock purchase contracts;

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  dividends or distributions paid or made in our capital stock (or rights to acquire our capital stock), or repurchases, redemptions or acquisitions of capital stock in connection with the issuance or exchange of capital stock (or of securities convertible into or exchangeable for shares of our capital stock) and distributions in connection with the settlement of stock purchase contracts outstanding on the date that the payment of interest is deferred;

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  redemptions, exchanges or repurchases of, or with respect to, any rights outstanding under a shareholder rights plan or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future; and

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  payments under any trust preferred securities, subordinated debentures or junior subordinated debentures, or guarantees of the foregoing, in each case that rank equal in right of payment to the notes, so long as the amount of payments made on account of such securities or guarantees is paid on all such securities and guarantees then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities and guarantees is then entitled if paid in full.

Redemption

        On or after January 16, 2013, we may redeem the notes, in whole or in part on one or more occasions, at 100% of their principal amount plus any accrued and unpaid interest thereon to, but not including, the redemption date.

        Before January 16, 2013, we may redeem the notes at any time, in whole or in part, at a "make whole" redemption price equal to the greater of (i) 100% of the principal amount of notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to January 16, 2013 (assuming, solely for the purposes of this calculation, that the principal amount of the notes to be redeemed was payable on January 16, 2013 and not including any portion of such payments of interest accrued to the redemption date), discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 50 basis points, in each case plus accrued interest to, but not including, the redemption date.

        "Treasury Yield" means, for any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after such time period, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the quarterly equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury

Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the time period from the redemption date to January 16, 2013 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to such time period. If no U.S. Treasury security has a maturity which is within a period from three months before to three months after January 16, 2013, the two most closely corresponding U.S. Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Yield shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

        "Comparable Treasury Price" means (i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations received for the redemption date.

        "Independent Investment Banker" means any of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or their respective successors or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or any other primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with, Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and their respective successors, provided, however, that if Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or their respective designees cease to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (ii) any other Primary Treasury Dealer selected by us after consultation with the Independent Investment Banker.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

        If we elect to redeem less than all of the notes, the Trustee will select, in such manner as it deems fair and appropriate, the particular notes or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of notes to be redeemed (which, as long as the notes are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the notes or the portions of them so called for redemption will cease to accrue.

        We may also redeem the notes before January 16, 2013 (i) in whole, but not in part, if certain changes in tax laws, regulations or interpretations occur, at the redemption price and under the circumstances described below under "—Right to Redeem Upon a Tax Event" and (ii) in whole or in part on one or more occasions if a rating agency makes certain changes in the equity credit criteria for securities such as the notes, at the redemption price and under the circumstances described below under "—Right to Redeem Upon a Rating Agency Event."

Right to Redeem Upon a Tax Event

        Before January 16, 2013, we may redeem the notes, in whole, but not in part, at any time within 90 days after the occurrence and continuation of a Tax Event (as defined below), at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest thereon to, but not including, the redemption date.

        A "Tax Event" happens when we have received an opinion of counsel experienced in tax matters that, as a result of:

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  amendment to or change in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or issued or becomes effective after the date of this prospectus supplement;

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  proposed change in those laws or regulations that is announced after the date of this prospectus supplement;

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  official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the date of this prospectus supplement; or

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  threatened challenge asserted in writing in connection with an audit of us or our subsidiaries, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, which amendment, clarification, or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued after the date of this prospectus supplement, there is more than an insubstantial risk that interest payable by us on the notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes.

Right to Redeem Upon a Rating Agency Event

        Before January 16, 2013, we may redeem the notes, in whole or in part on one or more occasions, at any time following the occurrence and continuation of a Rating Agency Event (as defined below), at a redemption price equal to the Rating Agency Event Make-Whole Amount (as defined below), plus any accrued and unpaid interest thereon to, but not including, the redemption date.

        "Rating Agency Event Make-Whole Amount" means an amount equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal of and interest on the notes from the redemption date to January 16, 2013 (assuming, solely for the purposes of this calculation, that the principal amount of the notes to be redeemed was payable on January 16, 2013 and not including any portion of such payments of interest accrued to the redemption date), discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 50 basis points.

        "Rating Agency Event" means a change by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, that currently publishes a rating for us (sometimes referred to as a rating agency) in the equity credit criteria for securities such as the notes resulting in a lower equity credit to us than the equity credit assigned by such rating agency to the notes on the date of this prospectus supplement.

Agreement by Holders to Certain Tax Treatment

        Each holder of the notes will, by accepting the notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the notes constitute debt and will treat the notes as debt for U.S. federal, state and local tax purposes.

Events of Default

        The following will constitute events of default for the notes:

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  default in the payment of principal and premium, if any, on the notes when due and payable and continuance of that default for 5 days;

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  default in the payment of interest on the notes when due and continuance of that default for 30 days (subject to our right to optionally defer interest payments as described above under "—Option to Defer Interest Payments"); and

  •
  specified events of bankruptcy, insolvency or reorganization of Xcel Energy.

        If an event of default occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the notes may declare the principal amount of all such securities to be due and payable immediately. For more information, see "Description of Junior Subordinated Securities—Events of Default and Remedies" in the accompanying prospectus.

Sinking Fund

        The notes do not provide for any sinking fund.

Reopening of Series

        We may, from time to time, without the consent of the holders of any notes offered hereby, reopen the notes and issue additional notes with the same terms (including maturity and interest payment terms) as notes offered hereby. Any such additional notes, together with the notes offered hereby, will constitute a single series under the Subordinated Indenture.

Book-Entry Delivery and Settlement

  Global Notes

        We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC. The notes will be issued in denominations of $25.00 and in integral multiples of $25.00 in excess thereof.

  DTC, Clearstream and Euroclear

        Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, societe anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems.

        Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its direct or indirect Participants are on file with the SEC.

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

        We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

        We expect that under procedures established by DTC:

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  upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

  •
  ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

        The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

        Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

        Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

        Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

  Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

        Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

  Certificated Notes

        Individual certificates in respect of the notes will not be issued in exchange for the global notes, except in very limited circumstances. We will issue or cause to be issued certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

  •
  DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

  •
  an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

  •
  we determine not to have the notes of such series represented by a global note.

        Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Governing Law

        The Subordinated Indenture and the notes will be governed by and construed in accordance with the laws of the State of Minnesota.

DESCRIPTION OF THE REPLACEMENT CAPITAL COVENANT

        This section briefly summarizes some of the provisions of the Replacement Capital Covenant. This summary does not contain a complete description of the Replacement Capital Covenant. You should read this summary together with the Replacement Capital Covenant for a complete understanding of all the provisions. The Replacement Capital Covenant is available from us upon request. See "Where You Can Find More Information."

        At or around the time of the issuance of the notes, we will covenant in the Replacement Capital Covenant for the benefit of holders of a designated series of long-term indebtedness that ranks senior to the notes that we will not redeem, purchase or defease any portion of the principal amount of the notes and we will cause our majority-owned subsidiaries not to purchase all or any portion of the notes on or before January 1, 2038, except to the extent that either (i) subject to certain limitations, a specified amount shall have been raised from the issuance, during the 180 days prior to the date of that redemption, purchase or defeasance, of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the notes at the time of redemption, purchase or defeasance or (ii) the notes are exchanged for consideration that includes a specified amount of such replacement capital securities. The determination of the equity-like characteristics of the notes may result in the issuance of an amount of new securities that may be less than the principal amount of the notes, depending upon, among other things, the nature of the new securities issued and the equity-like characteristics attributed by a rating agency to the notes and the new securities.

        Our covenants in the Replacement Capital Covenant run only to the benefit of holders of the designated series of our unsecured long-term indebtedness. The Replacement Capital Covenant is not intended for the benefit of holders of the notes and may not be enforced by them, and the Replacement Capital Covenant is not a term of the indenture or supplemental indenture establishing the terms of the notes.

        Our ability to raise amounts from the issuance of qualifying securities during the 180 days prior to a proposed redemption, purchase or defeasance of the notes will depend on, among other things, market conditions at that time as well as the acceptability to prospective investors of the terms of those qualifying securities.

        We may amend or supplement the Replacement Capital Covenant from time to time with the consent of the holders of a majority in aggregate outstanding principal amount of the designated series of indebtedness benefiting from the Replacement Capital Covenant, except that no such consent will be required (i) for certain specified types of changes to the types of securities qualifying as replacement capital securities, (ii) if the effect of such amendment or supplement is solely to impose additional restrictions on our ability to redeem, purchase or defease the notes and one of our officers has delivered to the holders of the then-effective series of covered debt a written certificate to that effect, (iii) if such amendment or supplement extends the January 1, 2038 termination date for the Replacement Capital Covenant or (iv) if such amendment or supplement is not adverse to the holders of the then-effective series of covered debt, and one of our officers has delivered to the holders of the then-effective series of covered debt a written certificate stating that, in his or her determination, such amendment or supplement is not adverse to the holders of the then-effective series of covered debt.

        The Replacement Capital Covenant will remain in effect until the earliest date to occur of (i) January 1, 2038 or if earlier, the date on which the notes are otherwise paid, redeemed, defeased or purchased in full (in compliance with the Replacement Capital Covenant), (ii) the date, if any, on which the holders of at least a majority of the outstanding principal amount of the designated series of indebtedness then benefiting from the Replacement Capital Covenant agree to the termination of our obligations under the Replacement Capital Covenant, (iii) the date on which we have no eligible covered debt and (iv) the date on which the notes are accelerated as a result of an event of default under the indenture or supplemental indenture establishing the terms of the notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all subject to change or differing interpretations, possibly with retroactive effect. We have not requested a ruling from the Internal Revenue Service (the "IRS") on the tax consequences of owning the notes. As a result, the IRS could disagree with all or portions of this discussion.

        This summary discusses only the tax consequences to holders that purchase the notes upon their initial issuance at the initial offering price and that will hold the notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, it does not address all of the tax considerations that may be applicable to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as, for example:

  •
  holders subject to the alternative minimum tax;

  •
  banks, insurance companies or other financial institutions;

  •
  tax-exempt organizations;

  •
  dealers in securities or commodities;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  holders whose functional currency is not the U.S. dollar;

  •
  persons that will hold the notes as part of a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

  •
  persons who are subject to Code provisions applicable to certain U.S. expatriates;

  •
  persons deemed to sell the notes under the constructive sale provisions of the Code; and

  •
  partnerships or other pass-through entities.

        This summary of the material U.S. federal income tax considerations is for general information only. Holders are urged to consult with their own tax advisors about the application of the U.S. federal tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

        As used herein, a "U.S. Holder" means a beneficial owner of a note that is:

  •
  an individual citizen or resident of the U.S., as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a partner of a partnership holding our notes, you are urged to consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

Classification of the Notes as Indebtedness

        The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes and no rulings have been sought or are expected to be sought from the IRS. In connection with the issuance of the notes, Jones Day will provide us with an opinion to the effect that under then current law and assuming full compliance with the terms of the Subordinated Indenture and other relevant documents, and based on the facts and assumptions contained in such opinion and certain representations provided by us, the notes will (although the matter is not free from doubt) constitute indebtedness for U.S. federal income tax purposes. Such opinion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such opinion. If the IRS were to successfully challenge the classification of the notes as indebtedness, interest payments on the notes would be treated for such purposes as dividends to the extent of our current or accumulated earnings and profits. In the case of Non-U.S. Holders, distributions treated as dividends would be subject to withholding of U.S. income tax, except to the extent provided by an applicable income tax treaty. Holders should consult their own tax advisors regarding the tax consequences if the notes are not treated as indebtedness for U.S. federal income tax purposes.

        We agree, and by acquiring an interest in a note, each beneficial owner of a note will agree, to treat the notes as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the notes are classified as indebtedness for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

        This subsection describes certain U.S. federal income tax consequences to a U.S. Holder. If you are not a U.S. Holder, this subsection does not apply to you and you should refer to "—Tax Consequences to Non-U.S. Holders," below.

        Interest Income and Original Issue Discount.    Under the applicable U.S. Treasury regulations, the possibility that interest on the notes might be deferred could result in the notes being treated as issued with OID, unless the likelihood of such deferral is remote within the meaning of the Treasury regulations. We believe that the likelihood of interest deferral on the notes is remote within the meaning of the Treasury regulations and therefore that the possibility of such a deferral will not result in the notes being treated as issued with OID. Accordingly, interest paid on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. However, there can be no assurance that the IRS or a court will agree with this position. If the possibility of interest deferral were determined not to be remote, or if interest were in fact deferred, the notes would be deemed to be issued with OID at the time of issuance or at the time that any such deferral actually occurs, as the case may be. Then, all remaining stated interest on the notes would thereafter be treated as OID as long as the notes are outstanding. In such an event, a U.S. Holder would be required to include stated interest in income as it accrues, regardless of its method of accounting, using a constant yield method and before actual cash payments of interest are received, and actual cash payments of stated interest on the notes would not be separately reported as taxable income.

        Sale or Other Disposition of Notes.    Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the note. The amount realized excludes any amount attributable to accrued but unpaid interest not previously included in income, which is includible in income as ordinary income in accordance with the U.S. Holder's method of tax accounting. Assuming that there are no deferred payments of interest on the notes and that the notes are not deemed to be issued with OID, a U.S. Holder's adjusted tax basis in a note generally will be its initial purchase price. If the notes are deemed to be issued with OID at the time of issuance, or at a subsequent time by reason of an actual interest deferral, a beneficial owner's tax basis in the notes generally will be its initial purchase price (net of accrued interest paid upon purchase), increased by OID previously includible in that beneficial owner's gross income to the date of disposition, and decreased by payments received by that beneficial owner on the note since and including the date that the notes were deemed to be issued with OID. Any gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of disposition, the U.S. Holder's holding period for the note is more than one year. Capital gains of individuals derived in respect of assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses by U.S. Holders is subject to limitation.

        Backup Withholding and Information Reporting.    You may be subject to backup withholding tax (at a current rate of 28%) and to information reporting when you receive interest payments on the notes or proceeds upon the sale or other taxable disposition of a note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding and information reporting. In addition, the backup withholding tax will generally not apply to you if you provide your taxpayer identification number ("TIN") in the prescribed manner unless (i) the IRS notifies us or our agent that the TIN you provided is incorrect, (ii) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (iii) you fail to certify under penalties of perjury that you are not subject to backup withholding. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Tax Consequences to Non-U.S. Holders

        This subsection describes the material U.S. federal income tax consequences to a Non-U.S. Holder. If you are not a Non-U.S. Holder, this subsection does not apply to you and you should refer to "—Tax Consequences to U.S. Holders," above.

        Payments of Interest.    Assuming that the notes will be treated as indebtedness for U.S. federal income tax purposes, no withholding of U.S. federal income tax will apply to interest paid on a note to a Non-U.S. Holder under the "portfolio interest exemption" provided that: (i) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S., (ii) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote, (iii) the Non-U.S. Holder is not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership and (iv) the Non-U.S. Holder provides the paying agent, in accordance with specified procedures, with a statement to the effect that the Non-U.S. Holder is not a United States person (generally by a properly executed IRS Form W-8BEN). If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest on the notes (including payments in respect of OID, if any, on the notes) made to the Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides the paying agent with a properly executed statement (i) claiming an exemption from or reduction of withholding tax under an applicable income tax treaty; or (ii) stating that interest is not subject to withholding tax because it is effectively connected with that Non-U.S. Holder's conduct of a trade or business in the United States.

        Sale or Other Disposition of the Notes.    Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of a note unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the U.S.), or (ii) in the case of a Non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

        Effectively Connected Income.    If a Non-U.S. Holder is engaged in a trade or business in the U.S. and its investment in a note is effectively connected with that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the U.S.), the Non-U.S. Holder, although exempt from the 30% withholding tax (provided a required certification, generally on IRS Form W-8ECI, is made), will generally be subject to regular U.S. federal income tax on any interest and gain with respect to the notes in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or a lower treaty rate) of its effectively connected earnings and profits for the taxable year (subject to adjustments). For this purpose, interest and gain on a note will be included in the foreign corporation's earnings and profits.

        Backup Withholding and Information Reporting.    In general, information reporting and backup withholding will not apply to a payment of interest on a note to a Non-U.S. Holder, or to proceeds from the disposition of a Note by a Non-U.S. Holder, in each case, if the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor our paying agent has actual knowledge (or reason to know) to the contrary. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS. In general, if a note is held through a qualified intermediary, the amount of payments made on that note, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations and the availability of, and procedure for obtaining, an exemption, if available.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest" within the meaning of ERISA, or "disqualified persons" within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the issuer or an underwriter or any of their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the "DOL") has issued prohibited transaction class exemptions, or "PTCEs" that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds. PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance and holding of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

        The company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$80,000,000
Citigroup Global Markets Inc.	80,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	80,000,000
UBS Securities LLC	80,000,000
J.P. Morgan Securities Inc.	20,000,000
Banc of America Securities LLC	2,400,000
Bear Stearns & Co. Inc.	2,400,000
Charles Schwab & Co., Inc	2,400,000
Deutsche Bank Securities Inc.	2,400,000
Fidelity Capital Markets, a division of National Financial Services LLC	2,400,000
HSBC Securities (USA) Inc.	2,400,000
J.B. Hanauer & Co.	2,400,000
Janney Montgomery Scott LLC	2,400,000
Oppenheimer & Co. Inc.	2,400,000
Pershing LLC	2,400,000
Raymond James & Associates, Inc.	2,400,000
RBC Dain Rauscher Inc.	2,400,000
Robert W. Baird & Co. Incorporated	2,400,000
Stifel, Nicolaus & Company, Incorporated	2,400,000
Wells Fargo Securities, LLC	2,400,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	800,000
C. L. King & Associates, Inc.	800,000
City Securities Corporation	800,000
Crews & Associates, Inc.	800,000
D.A. Davidson & Co.	800,000
Davenport & Company LLC	800,000
E* Trade Securities Inc.	800,000
Ferris, Baker, Watts Inc.	800,000
Fifth Third Securities, Inc.	800,000
Fixed Income Securities, LP	800,000
H&R Block Financial Advisors, Inc.	800,000
J.J.B. Hilliard, W.L. Lyons, Inc.	800,000
Jeffries & Co.	800,000
Keefe, Bruyette & Woods, Inc.	800,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	800,000
McGinn, Smith & Co. Inc.	800,000
Mesirow Financial, Inc.	800,000
Morgan Keegan & Company, Inc.	800,000
NatCity Investments, Inc.	800,000
Piper Jaffray & Co.	800,000
Sanders Morris Harris Inc.	800,000
Sterne, Agee & Leach, Inc.	800,000
Stone & Youngberg LLC	800,000
SunTrust Capital Markets, Inc.	800,000
Synovus Securities, Inc.	800,000
TD Waterhouse Investor Services, Inc.	800,000
Vining-Sparks IBG, Limited Partnership	800,000
Wedbush Morgan Securities Inc.	800,000
William Blair & Company, L.L.C.	800,000
Ziegler Capital Markets Group	800,000

Total	$400,000,000

        The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

        The underwriters propose to offer part of the notes directly to the public at the initial public offering price set forth above and part of the notes to certain dealers at the initial public offering price less a concession not in excess of $0.50 per note. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per note to brokers and dealers.

        The underwriters are offering the notes subject to prior sale and their acceptance of the notes from the Company. The underwriters may reject any order in whole or in part.

        The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of notes (expressed as a percentage of the principal amount of the notes):

Paid by the Company
Per Note	3.15%

        The notes are a new issue of securities with no established trading market. We will apply to list the notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the notes are first issued. The company has been advised by the underwriters that the underwriters intend to make a market in the notes prior to the commencement of trading on the New York Stock Exchange but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

        We have not taken and do not expect to take any action that would permit a public offering of the notes or possession or distribution of this prospectus supplement and the accompanying prospectus or any offering or publicity material relating to the notes in any country or jurisdiction where action for that purpose is required. No offers, sales or deliveries of any notes, or distribution or publication of any offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us or any underwriter.

        We have agreed with the underwriters that during the period beginning from the date of this prospectus supplement and continuing to and including 15 days from the date hereof not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our securities that are substantially similar to the notes, without the consent of the representatives.

Miscellaneous

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $500,000.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates for which they received, and may continue to receive, customary fees. Affiliates of certain of the underwriters are dealers in one or more of our commercial paper programs. This offering is being conducted pursuant to Conduct Rule 2710(h) of the Financial Industry Regulatory Authority.

PROSPECTUS

Xcel Energy Inc.

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

Senior Debt Securities
Junior Subordinated Debt Securities
Common Stock

        We may offer for sale, from time to time, either separately or together in any combination, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        Our common stock trades on the New York Stock Exchange under the symbol "XEL."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2008.

        As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Xcel Energy Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See "Where You Can Find More Information."

        You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401, (612) 330-5500.

        When we refer to "Xcel Energy," "our company," "we," "us" and "our" in this prospectus under the headings "Xcel Energy Inc." and "Ratio of Earnings to Fixed Charges," we mean Xcel Energy Inc. and its subsidiaries unless the context indicates otherwise. When such terms are used elsewhere in this prospectus, we refer only to Xcel Energy Inc. unless the context indicates otherwise.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Special Note Regarding Forward-Looking Statements	ii
Where You Can Find More Information	iii
Xcel Energy Inc.	1
Use of Proceeds	1
Ratio of Earnings to Fixed Charges	1
Description of Senior Unsecured Debt Securities	2
Description of Junior Subordinated Debt Securities	9
Book-Entry System	17
Description of Common Stock	20
Plan of Distribution	25
Legal Opinions	25
Experts	25

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. You are cautioned not to rely unduly on any forward-looking statements. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  Economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

  •
  The risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items;

  •
  Trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

  •
  Customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

  •
  Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

  •
  Availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us or any of our subsidiaries; or security ratings;

  •
  Factors affecting utility and non-utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or gas pipeline constraints;

  •
  Employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

  •
  Increased competition in the utility industry or additional competition in the markets served by us and our subsidiaries;

  •
  State, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

  •
  Rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

  •
  Nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

  •
  Social attitudes regarding the utility and power industries;

  •
  Risks associated with the California power and other western markets;

  •
  Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

  •
  Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

  •
  Risks associated with implementations of new technologies; and

  •
  Other business or investment considerations that may be disclosed from time to time in our filings with the Securities and Exchange Commission ("SEC") or in other publicly disseminated written documents.

        These risks and uncertainties are discussed in more detail under "Business" and "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, under "Management's Discussion and Analysis" and "Notes to Consolidated Financial Statements" in our Current Report on Form 8-K/A filed on December 13, 2007 and under "Risk Factors," "Management's Discussion and Analysis" and "Notes to Consolidated Financial Statements" in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 and our Quarterly Reports on Form 10-Q/A for the quarterly periods ended June 30, 2007 and September 30, 2007 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under "Where You Can Find More Information."

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the time we file the initial registration statement until we sell all of the securities.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 23, 2007;

  •
  Our Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed with the SEC on April 27, 2007;

  •
  Our Quarterly Report on Form 10-Q/A for the period ended June 30, 2007, filed with the SEC on December 13, 2007;

  •
  Our Quarterly Report on Form 10-Q/A for the period ended September 30, 2007, filed with the SEC on December 13, 2007;

  •
  Our Current Reports on Form 8-K filed with the SEC on January 19, 2007, February 16, 2007, March 5, 2007, March 19, 2007, March 23, 2007, March 28, 2007, April 3, 2007, April 5, 2007, April 12, 2007, May 7, 2007, May 30, 2007, June 4, 2007, June 20, 2007, June 28, 2007, August 1, 2007, August 20, 2007, September 21, 2007, September 24, 2007, October 1, 2007, October 18, 2007, November 14, 2007 (dated November 9, 2007), December 4, 2007, December 5, 2007 (dated December 4, 2007), December 11, 2007, December 20, 2007 and December 21, 2007 and our Current Report on Form 8-K/A filed with the SEC on December 13, 2007;

  •
  Exhibit 99.01 to our Form 8-K filed with the SEC on March 13, 2002, which contains a description of our common stock; and

  •
  Our Form 8-A filed with the SEC on January 5, 2001, which contains a description of the rights to purchase common stock, which accompany each share of common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000 by and between us and The Bank of New York, as successor rights agent.

        We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

  Corporate Secretary
  Xcel Energy Inc.
  414 Nicollet Mall
  Minneapolis, MN 55401
  (612) 330-5500

XCEL ENERGY INC.

        We are a public utility holding company with four major public utility subsidiaries: Northern States Power Company, a Minnesota corporation ("NSP-Minnesota"); Northern States Power Company, a Wisconsin corporation ("NSP-Wisconsin"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); and Southwestern Public Service Company, a New Mexico corporation ("SPS"). NSP-Minnesota serves approximately 1.4 million electric customers and 0.5 million gas customers in Minnesota, North Dakota and South Dakota. NSP-Wisconsin serves approximately 245,000 electric customers and 100,000 gas customers in northern Wisconsin and Michigan. PSCo serves approximately 1.3 million electric customers and approximately 1.3 million gas customers in Colorado. SPS serves approximately 386,000 electric customers in portions of Texas and New Mexico. We also have several non-utility subsidiaries, including Eloigne Co., which invests in rental housing projects that qualify for low-income tax reported credits.

        We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or supplement information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

USE OF PROCEEDS

        We will add the net proceeds from the sale of the securities described in this prospectus to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries, and to repay debt. The specific allocation of the proceeds of a particular series of the securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2007	Year Ended December 31,
(Unaudited)		2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges	2.3	2.2	2.1	2.2	2.2	2.5

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated affiliates; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense plus distributions on redeemable preferred securities of subsidiary trust.

DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured senior debt securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture applicable to the senior debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

        The senior debt securities will be represented either by global senior debt securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading "Book-Entry System" in this prospectus.

General

        The senior debt securities will be issued in one or more new series under an indenture dated as of December 1, 2000 between us and Wells Fargo Bank, National Association, as trustee (the "Senior Debt Trustee"). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for each series of debt securities, is referred to in this prospectus as the "Senior Indenture." As of September 30, 2007, there were four series of senior debt securities in an aggregate principal amount of $1.108 billion outstanding under the Senior Indenture.

        The holders of the outstanding senior debt securities do not, and, unless the supplemental indenture that describes a particular series of senior debt securities provides otherwise with respect to that series, the holders of any senior debt securities offered by this prospectus will not, have the right to require us to repurchase the senior debt securities if we become involved in a highly leveraged or change in control transaction. The Senior Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as senior debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities.

        The senior debt securities will be our unsecured and unsubordinated obligations. The senior debt securities will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. There are currently no outstanding debt obligations junior to the senior debt securities. However, the senior debt securities will be subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of September 30, 2007, we had no secured indebtedness and our unsecured and unsubordinated indebtedness was approximately $1.416 billion.

        In addition, the senior debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the senior debt securities. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the senior debt securities to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of September 30, 2007, our subsidiaries had approximately $14.802 billion of indebtedness and other liabilities outstanding.

        In this "Description of Senior Unsecured Debt Securities" we refer to securities issued under the Senior Indenture, whether previously issued or to be issued in the future, including the senior debt securities, as the "securities." The amount of securities that we may issue under the Senior Indenture is not limited. We are not required to issue all senior debt securities of one series at the same time and, unless we indicate otherwise in the applicable prospectus supplement, we may reopen a series for issuances of additional senior debt securities of that series without the consent of the holders of the senior debt securities of that series.

        When we offer to sell a particular series of senior debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title, aggregate principal amount and offering price of that series of senior debt securities;

  •
  the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  the record dates for payments of interest;

  •
  the date on which the senior debt securities of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the senior debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof;

  •
  any changes to events of defaults or covenants; and

  •
  other specific terms applicable to the senior debt securities or that series.

        Any special U.S. federal income tax considerations applicable to senior debt securities sold at an original issue discount and any special U.S. federal income tax or other considerations applicable to any senior debt securities which are denominated in currencies other than U.S. dollars will be described in the prospectus supplement relating to that series of senior debt securities.

        Unless we indicate otherwise in the applicable prospectus supplement, the senior debt securities will be denominated in U.S. dollars in minimum denominations of $1,000 and integral multiples thereof, except that the denomination of any senior debt security issued in the form of a global debt security will not exceed $400,000,000 without the approval of the Depository.

Registration, Transfer and Exchange

        Senior debt securities of any series may be exchanged for other senior debt securities of the same series of any authorized denominations and of a like aggregate principal amount, series and stated maturity and having the same terms and original issue date or dates. (Section 2.6 of the Senior Indenture).

        Unless we indicate otherwise in the applicable prospectus supplement, senior debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Senior Debt Trustee maintained for that purpose with respect to any series of senior debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Any transfer or exchange will be effected if the senior debt securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Senior Debt Trustee and duly executed by the holder of the senior debt security as described in the Senior Indenture. (Section 2.6 of the Senior Indenture).

        The Senior Debt Trustee will not be required to exchange or register a transfer of any senior debt securities of a series selected, called or being called for redemption except, in the case of any senior debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the Senior Indenture). See the information under the heading "Book-Entry System."

Payment and Paying Agents

        Principal, interest and premium, if any, on senior debt securities issued in the form of global senior debt securities will be paid in the manner described below under the heading "Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on senior debt securities that are in the form of certificated senior debt securities will be paid by check mailed to the holder at that person's address as it appears in the register for the senior debt securities maintained by the Senior Debt Trustee; however, a holder of $10,000,000 or more senior debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States if appropriate wire transfer instructions have been received by the Senior Debt Trustee on or prior to the applicable record date. (Section 2.12 of the Senior Indenture). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on senior debt securities in the form of certificated senior debt securities will be payable in immediately available funds at the office of the Senior Debt Trustee. (Section 2.12 of the Senior Indenture).

        All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any senior debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that senior debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Senior Indenture).

Events of Default and Remedies

        The following constitute events of default under the Senior Indenture:

  •
  default in the payment of principal and premium, if any, on any security issued under the Senior Indenture when due and payable and continuance of that default for 5 days;

  •
  default in the payment of interest on any security issued under the Senior Indenture when due and continuance of that default for 30 days;

  •
  default in the performance or breach of our other covenants or warranties in the securities or in the Senior Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Senior Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Senior Indenture).

        Acceleration of Maturity.    If an event of default occurs and is continuing, either the Senior Debt Trustee or the holders of a majority in principal amount of the outstanding senior debt securities may declare the principal amount of all senior debt securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the Senior Debt Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the Senior Indenture).

        Indemnification of Senior Debt Trustee.    The Senior Debt Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders unless such holders have offered reasonable security or indemnity to the Senior Debt Trustee. (Section 8.2 of the Senior Indenture).

        Right to Direct Proceedings.    The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or of exercising any trust or power conferred on the Senior Debt Trustee, relating to the securities. However, the Senior Debt Trustee may refuse to follow any direction that conflicts with law or the Senior Indenture or would expose the Senior Debt Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 7.7 of the Senior Indenture).

        Limitation on Rights to Institute Proceedings.    No holder of the senior debt securities of a series will have any right to pursue a remedy under the Senior Indenture, unless:

  •
  the holder has previously given the Senior Debt Trustee written notice of a continuing event of a default on the series;

  •
  the holders of at least a majority in principal amount of the outstanding securities affected by such event of default have made written request, and the holder or holders have offered indemnity satisfactory to the Senior Debt Trustee to pursue the remedy; and

  •
  the Senior Debt Trustee has failed to comply with the request within 60 days after the request and offer.

(Section 7.4 of the Senior Indenture).

        No Impairment of Right to Receive Payment.    Notwithstanding any other provision of the Senior Indenture, the holder of any senior debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that senior debt security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 7.4 of the Senior Indenture).

        Notice of Default.    The Senior Debt Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the senior debt securities, or a default in the payment of any sinking or purchase fund installments, the Senior Debt Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the Senior Indenture). We are required to deliver to the Senior Debt Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Senior Indenture. (Section 5.5 of the Senior Indenture).

Modification

        Unless we indicated otherwise in the applicable prospectus supplement, we and the Senior Debt Trustee may modify and amend the Senior Indenture from time to time.

        We will not need the consent of the holders for the following types of amendments:

  •
  curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Senior Indenture;

  •
  changing or eliminating any of the provisions of the Senior Indenture, provided that any such change or elimination is to become effective only when:

  •
  there is no outstanding security created prior to the execution of the supplemental indenture that is entitled to receive the benefit of this provision; or

  •
  this change or elimination is applicable only to securities issued after the date this change or elimination becomes effective;

  •
  establishing the form of the securities or establishing or reflecting any terms of any security as provided in the Senior Indenture;

  •
  evidencing our successor corporation and the assumption by our successor of our covenants in the Senior Indenture and in the securities;

  •
  granting to or conferring upon the Senior Debt Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the securities;

  •
  permitting the Senior Debt Trustee to comply with any duties imposed upon it by law;

  •
  specifying further the duties and responsibilities of the Senior Debt Trustee, any authenticating agent and any paying agent and defining further the relationships among the Senior Debt Trustee, authenticating agent and paying agent;

  •
  adding to our covenants for the benefit of the holders of the securities or surrendering a right given to us in the Senior Indenture;

  •
  adding security for the securities; or

  •
  making any change that is not prejudicial to the Senior Debt Trustee or the holders of the securities that is not stated in the Senior Indenture.

(Section 12.1 of the Senior Indenture).

        We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

  •
  a change in the maturity date, reduction of the interest rate, or extension of the time of payment of interest, of any security;

  •
  a reduction in the principal amount of any security or the premium payable on any security;

  •
  a change in the currency of any payment of principal, premium or interest on any security;

  •
  a change in date on which any security may be redeemed or repaid at the option of the holder;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

  •
  a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the Senior Indenture; or

  •
  a modification of these requirements or a reduction to less than a majority of the percentage of outstanding securities necessary to waive events of default.

(Section 12.2 of the Senior Indenture).

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

        We may be discharged from all obligations relating to the senior debt securities and the Senior Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Senior Debt Trustee, in trust for the benefit of holders of securities, money or U.S. government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Senior Debt Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Senior Indenture. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the senior debt securities and our obligations under the senior debt securities. (Section 4.1 of the Senior Indenture).

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all of our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the Senior Indenture that we are to perform or observe, and we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Senior Indenture with the same effect as if the successor corporation had been named as us in the Senior Indenture and we will be released from all obligations under the Senior Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Senior Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the securities are rated by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. at least as high as the ratings accorded the securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2 of the Senior Indenture).

        The Senior Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Senior Debt Trustee

        The Senior Debt Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10 of the Senior Indenture).

        The holders of a majority in principal amount of the outstanding securities may remove the Senior Debt Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Senior Debt Trustee upon notice to the holder of each security outstanding and written notice to the Senior Debt Trustee. (Section 8.10 of the Senior Indenture).

Governing Law

        The Senior Indenture and the senior debt securities will be governed by, and will be construed in accordance with, the laws of the State of Minnesota.

Concerning the Senior Debt Trustee

        Wells Fargo Bank, National Association is the Senior Debt Trustee. We maintain banking relationships with the Senior Debt Trustee in the ordinary course of business. The Senior Debt Trustee also acts as trustee for our junior subordinated debt securities and certain debt securities of our subsidiaries.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured junior subordinated debt securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture applicable to the junior subordinated debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

        The junior subordinated debt securities will be represented either by global junior subordinated debt securities registered in the name of the Depository or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading "Book-Entry System" in this prospectus.

General

        The junior subordinated debt securities will be issued in one or more new series under a junior subordinated indenture to be entered into between us and Wells Fargo Bank, National Association, as trustee (the "Subordinated Debt Trustee"). This indenture, as it may be supplemented by a supplemental indenture for each series of junior subordinated debt securities, is referred to in this prospectus as the "Subordinated Indenture."

        The junior subordinated debt securities will be our unsecured obligations and will rank junior in right of payment to our Senior Indebtedness, as described under the caption "—Subordination." As of September 30, 2007, we have no secured indebtedness and our unsecured and unsubordinated indebtedness was approximately $1.416 billion.

        In addition, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the junior subordinated debt securities. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the junior subordinated debt securities to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of September 30, 2007, our subsidiaries had approximately $14.802 billion of indebtedness and other liabilities outstanding.

        Unless the supplemental indenture that describes a particular series of junior subordinated debt securities provides otherwise with respect to that series, the holders of any junior subordinated debt securities offered by this prospectus will not have the right to require us to repurchase the junior subordinated debt securities if we become involved in a highly leveraged or change in control transaction. The Subordinated Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as junior subordinated debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities.

        In this "Description of Junior Subordinated Debt Securities" we refer to securities issued under the Subordinated Indenture as the "securities." The amount of securities that we may issue under the Subordinated Indenture is not limited. We are not required to issue all junior subordinated debt securities of one series at the same time and, unless we indicate otherwise in the applicable prospectus supplement, we may reopen a series for issuances of additional junior subordinated debt securities of that series without the consent of the holders of the junior subordinated debt securities of that series.

        When we offer to sell a particular series of junior subordinated debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title, aggregate principal amount and offering price of that series of junior subordinated debt securities;

  •
  the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  any rights that would allow us to defer or extend an interest payment date;

  •
  the record dates for payments of interest;

  •
  the date on which the junior subordinated debt securities of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the junior subordinated debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof;

  •
  any changes to events of default or covenants;

  •
  any changes to subordination provisions; and

  •
  other specific terms applicable to the junior subordinated debt securities or that series.

        Any special U.S. federal income tax considerations applicable to junior subordinated debt securities sold at an original issue discount and any special U.S. federal income tax or other considerations applicable to any junior subordinated debt securities which are denominated in currencies other than U.S. dollars will be described in the prospectus supplement relating to that series of junior subordinated debt securities.

        Unless we indicate otherwise in the applicable prospectus supplement, the junior subordinated debt securities will be denominated in U.S. dollars in minimum denominations of $1,000 and integral multiples thereof.

Subordination

        Each series of junior subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below). If:

  •
  we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

  •
  a default in the payment of principal or interest on any Senior Indebtedness has occurred and is continuing; or

  •
  the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance above, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any junior subordinated debt securities have the right to receive any payments of principal or interest on their securities. (Sections 14.1 and 14.9 of the Subordinated Indenture).

        "Senior Indebtedness" means, with respect to any series of junior subordinated debt securities, the principal, premium, interest and any other payment in respect of any of the following (whether outstanding on the date of execution of the Subordinated Indenture or thereafter incurred):

  •
  all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by bonds, debentures, notes or other similar written instruments;

  •
  our obligations under synthetic leases, finance leases and capitalized leases;

  •
  our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

  •
  any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements designed to protect against fluctuations in commodity prices, currency exchange or interest rates; and

  •
  all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

        Senior Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries or any indebtedness which is by its terms junior to or on parity with the junior subordinated debt securities. (Section 1.1 of the Subordinated Indenture).

        Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Senior Indebtedness without the consent of each holder of Senior Indebtedness that such amendment would adversely affect. (Sections 12.2 and 14.7 of the Subordinated Indenture).

        The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

Registration, Transfer and Exchange

        Junior subordinated debt securities of any series may be exchanged for other junior subordinated debt securities of the same series of any authorized denominations and of a like aggregate principal amount, series and stated maturity and having the same terms and original issue date or dates. (Section 2.6 of the Subordinated Indenture).

        Unless we indicate otherwise in the applicable prospectus supplement, junior subordinated debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Subordinated Debt Trustee maintained for that purpose with respect to any series of junior subordinated debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Subordinated Indenture. Any transfer or exchange will be effected if the junior subordinated debt securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Subordinated Debt Trustee and duly executed by the holder of the junior subordinated debt security as described in the Subordinated Indenture. (Section 2.6 of the Subordinated Indenture).

        The Subordinated Debt Trustee will not be required to exchange or register a transfer of any junior subordinated debt securities of a series selected, called or being called for redemption except, in the case of any junior subordinated debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the Subordinated Indenture). See the information under the heading "Book-Entry System."

Payment and Paying Agents

        Principal, interest and premium, if any, on junior subordinated debt securities issued in the form of global junior subordinated debt securities will be paid in the manner described below under the heading "Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on junior subordinated debt securities that are in the form of certificated junior subordinated debt securities will be paid by check mailed to the holder at that person's address as it appears in the register for the junior subordinated debt securities maintained by the Subordinated Debt Trustee; however, a holder of $10,000,000 or more junior subordinated debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States if appropriate wire transfer instructions have been received by the Subordinated Debt Trustee on or prior to the applicable record date. (Section 2.12 of the Subordinated Indenture). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on junior subordinated debt securities in the form of certificated junior subordinated debt securities will be payable in immediately available funds at the office of the Subordinated Debt Trustee. (Section 2.12 of the Subordinated Indenture).

        All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any junior subordinated debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that junior subordinated debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Subordinated Indenture).

Events of Default and Remedies

        Unless we provide otherwise in a prospectus supplement, the following will constitute events of default under the Subordinated Indenture with respect to the junior subordinated debt securities of any series:

  •
  default in the payment of principal and premium, if any, on any security of such series when due and payable and continuance of that default for 5 days;

  •
  default in the payment of interest on any security of such series when due and continuance of that default for 30 days (subject to the right to optionally defer interest payments);

  •
  default in the performance or breach of our other covenants or warranties in the securities of such series or in the Subordinated Indenture (other than a covenant or agreement that has been expressly included in the Subordinated Indenture for the benefit of one or more series of junior subordinated debt securities other than such series) and the continuation of that default or breach for 90 days after written notice to us as provided in the Subordinated Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Subordinated Indenture).

        Acceleration of Maturity.    If an event of default occurs and is continuing with respect to a series of junior subordinated debt securities, either the Subordinated Debt Trustee or the holders of at least 25% in principal amount of the outstanding securities of that series may declare the principal amount of all securities of that series to be due and payable immediately. At any time after an acceleration of a series of securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of those securities has been obtained, if:

  •
  Holders of a majority in aggregate principal amount of the securities of that series rescind in writing the acceleration; and

  •
  we pay or deposit with the Subordinated Debt Trustee a sum sufficient to pay all matured installments of interest with respect to that series of securities and the principal and any premium which has become due with respect to that series of securities otherwise than by acceleration and all defaults with respect to that series of securities have been cured or waived, then that holders' rescission and the payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities of that series. (Section 7.1 of the Subordinated Indenture).

        Indemnification of Subordinated Debt Trustee.    The Subordinated Debt Trustee generally will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the holders unless such holders have offered reasonable security or indemnity to the Subordinated Debt Trustee. (Section 8.2 of the Subordinated Indenture).

        Right to Direct Proceedings.    The holders of a majority in principal amount of the outstanding securities of a series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or of exercising any trust or power conferred on the Subordinated Debt Trustee, relating to the securities of that series. Notwithstanding, the Subordinated Debt Trustee may refuse to follow any direction that conflicts with law or the Subordinated Indenture or would expose the Subordinated Debt Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 7.7 of the Subordinated Indenture).

        Limitation on Rights to Institute Proceedings.    No holder of the junior subordinated debt securities of a series will have any right to pursue a remedy under the Subordinated Indenture, unless:

  •
  the holder has previously given the Subordinated Debt Trustee written notice of a continuing event of a default on the series;

  •
  the holders of at least a majority in principal amount of the outstanding securities of all series affected by such event of default, considered as one class, have made written request, and the holder or holders have offered indemnity satisfactory to the Subordinated Debt Trustee to pursue the remedy; and

  •
  the Subordinated Debt Trustee has failed to comply with the request within 60 days after the request and offer.

(Section 7.4 of the Subordinated Indenture).

        No Impairment of Right to Receive Payment.    Notwithstanding any other provision of the Subordinated Indenture, the holder of any junior subordinated debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that junior subordinated debt security when due and payable, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 7.4 of the Subordinated Indenture).

        Notice of Default.    The Subordinated Debt Trustee is required to give the holders of a series of securities notice of the occurrence of a default within 90 days of the default with respect to that series, unless the default is cured or waived. Except in the case of a payment default on the junior subordinated debt securities, or a default in the payment of any sinking or purchase fund installments, the Subordinated Debt Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders of the series of affected securities to do so. (Section 7.8 of the Subordinated Indenture). We are required to deliver to the Subordinated Debt Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Subordinated Indenture. (Section 5.5 of the Subordinated Indenture).

Defeasance and Discharge

        We may be discharged from all obligations relating to the junior subordinated debt securities and the Subordinated Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Subordinated Debt Trustee, in trust for the benefit of holders of securities, money or U.S. government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Subordinated Debt Trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or similar pronouncement by the Internal Revenue Service or that there has been a change in law, in either case to the effect that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Subordinated Indenture, and holders will be subject to tax in the same manner, in the same amounts and and same time as would have been the case absent such defeasance. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the junior subordinated debt securities and our obligations under the junior subordinated debt securities. (Section 4.1 of the Subordinated Indenture).

Modification

        Unless we indicate otherwise in the applicable prospectus supplement, we and the Subordinated Debt Trustee may modify and amend the Subordinated Indenture from time to time.

        We will not need the consent of the holders for the following types of amendments:

  •
  curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Subordinated Indenture;

  •
  changing or eliminating any of the provisions of the Subordinated Indenture, provided that any such change or elimination is to become effective only when:

  •
  there is no outstanding security created prior to the execution of the supplemental indenture that is entitled to receive the benefit of this provision; or

  •
  this change or elimination is applicable only to securities issued after the date this change or elimination becomes effective;

  •
  establishing the form of the securities or establishing or reflecting any terms of any security as provided in the Subordinated Indenture;

  •
  evidencing our successor corporation and the assumption by our successor of our covenants in the Subordinated Indenture and in the securities;

  •
  granting to or conferring upon the Subordinated Debt Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the securities;

  •
  permitting the Subordinated Debt Trustee to comply with any duties imposed upon it by law;

  •
  specifying further the duties and responsibilities of the Subordinated Debt Trustee, any authenticating agent and any paying agent and defining further the relationships among the Subordinated Debt Trustee, authenticating agent and paying agent;

  •
  adding to our covenants for the benefit of the holders of the securities, surrendering a right given to us in the Subordinated Indenture or adding any event of default with respect to one or more series of securities;

  •
  facilitating defeasance and discharge of any series of the securities, provided that such action shall not adversely affect the interest of any holder;

  •
  adding security for the securities; or

  •
  making any change that is not prejudicial to the Subordinated Debt Trustee or the holders of the securities that is not stated in the Subordinated Indenture.

(Section 12.1 of the Subordinated Indenture).

        We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

  •
  a change in the maturity date, reduction of the interest rate, or extension of the time of payment of interest, of any security;

  •
  a reduction in the principal amount of any security or the premium payable on any security;

  •
  a change in the currency of any payment of principal, premium or interest on any security;

  •
  a change in date on which any security may be redeemed or repaid at the option of the holder;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

  •
  a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the Subordinated Indenture;

  •
  a modification of these requirements or a reduction to less than a majority of the percentage of outstanding securities necessary to waive events of default; or

  •
  a modification of the subordination provisions in a manner adverse to such holders.

(Section 12.2 of the Subordinated Indenture).

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities of all series, provided that if there are securities of more than one series outstanding and if a proposed amendment would directly affect the rights of holders of securities of one or more, but less than all, of such series, then the approval of a majority in principal amount of the outstanding securities of all series so directly affected, considered as one class, will be required.

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all of our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the Subordinated Indenture that we are to perform or observe, and we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Subordinated Indenture with the same effect as if the successor corporation had been named as us in the Subordinated Indenture and we will be released from all obligations under the Subordinated Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Subordinated Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the securities are rated by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. at least as high as the ratings accorded the securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2 of the Subordinated Indenture).

        The Subordinated Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Subordinated Debt Trustee

        The Subordinated Debt Trustee may resign with respect to securities of any series at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10 of the Subordinated Indenture).

        The holders of a majority in principal amount of the outstanding securities of any series may remove the Subordinated Debt Trustee as trustee of that series of securities at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing with respect to securities of any series, we may remove the Subordinated Debt Trustee with respect to securities of that series upon notice to the holder of each security of that series outstanding and written notice to the Subordinated Debt Trustee. (Section 8.10 of the Subordinated Indenture).

Governing Law

        The Subordinated Indenture and the junior subordinated debt securities will be governed by, and will be construed in accordance with, the laws of the State of Minnesota. (Section 15.4 of the Subordinated Indenture).

Concerning the Subordinated Debt Trustee

        Wells Fargo Bank, National Association is the Subordinated Debt Trustee. We maintain banking relationships with the Subordinated Debt Trustee in the ordinary course of business. The Subordinated Debt Trustee also acts as trustee for our senior debt securities and certain debt securities of our subsidiaries.

BOOK-ENTRY SYSTEM

        Each series of senior debt securities or junior subordinated debt securities, collectively referred to in this section as "debt securities," offered by this prospectus may be issued in the form of one or more global debt securities representing all or part of that series of debt securities. This means that we will not issue certificates for that series of debt securities to the holders. Instead, a global debt security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global debt security. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that the Depository, its nominees and their successors may transfer a global debt security as a whole to one another.

        Beneficial interests in global debt securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global debt security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the applicable Trustee will treat the Depository or its nominee as the owner of the global debt security for all purposes, including any notices and voting. Accordingly, we, the applicable Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global debt security to owners of beneficial interests in a global debt security.

        Unless we specify otherwise in the applicable prospectus supplement, DTC will act as Depository for debt securities issued as global debt securities. The debt securities will be registered in the name of Cede & Co. (DTC's partnership nominee).

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government

Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules that apply to DTC and its Direct or Indirect Participants (collectively, "Participants") are on file with the SEC. More information about DTC can be found at www.dtcc.com.

        Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the debt securities within a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

        Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the applicable Trustee on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the applicable Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the applicable Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the applicable Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered to DTC.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

        Any underwriters, dealers or agents of any debt securities may be Direct Participants of DTC.

DESCRIPTION OF COMMON STOCK

        The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

        Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 428,782,700 shares were outstanding as of December 31, 2007); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of December 31, 2007: $3.60 Series—275,000 shares; $4.08 Series— 150,000 shares; $4.10 Series—175,000 shares; $4.11 Series—200,000 shares; $4.16 Series—99,800 shares; and $4.56 Series—150,000 shares. Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

        Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for in the terms of the shares of their series. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Common Stock Dividends" in our Current Report on Form 8-K/A filed on December 13, 2007 for a discussion of factors affecting our payment of dividends.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

        So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

  •
  may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

  •
  may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

  •
  if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

        As described above, under these provisions, dividend payments may be restricted if our capitalization ratio (on a holding company basis only, i.e., not on a consolidated basis) is less than 25%. For those purposes, the capitalization ratio is equal to the (i) common stock plus surplus divided by (ii) the sum of common stock plus surplus plus long-term debt. Based on this definition, our capitalization ratio at September 30, 2007 was 84.8%. Although we have preferred stock outstanding, the restrictions do not place any effective limit on our ability to pay dividends because the restrictions are only triggered when the capitalization ratio is less than 25% or will be reduced to less than 25%

through dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock.

        Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

        The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

        The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

        Our Bylaws, our shareholder rights plan (discussed below) and the Minnesota Business Corporation Act, as amended (the "Minnesota BCA"), contain provisions that could discourage or make more difficult a change of control of our company. These provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all of our shareholders.

        Election of Directors.    In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. Cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a change in the majority of the board of directors than would be the case if cumulative voting did not exist.

        Bylaw Provisions.    Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of business at annual or special meetings of our shareholders. For a shareholder to properly bring a proposal before an annual or special meeting, the shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 45 days nor more than 90 days prior to the date on which we first mailed our proxy materials for the prior year's annual meeting. If, however, during the prior year we did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the date of the prior year's meeting, the notice must be delivered to us within a reasonable time before we mail our proxy materials for the current year. If we have provided less than 30 days' notice or prior public disclosure of the date by which the shareholder's notice must be given, the shareholders' notice must be delivered to us not later than ten days following the earlier of the day on which notice of the date by which such shareholder's notice is required was mailed and the day on which such public disclosure was made. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each shareholder supporting the proposal, and (iv) a description of any financial or other interest of each shareholder in the proposal.

        Minnesota BCA.    Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless:

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  the acquisition is approved by (i) a majority of the voting power of all of our shares entitled to vote and (ii) a majority of the voting power of all of our shares entitled to vote excluding all shares owned by the acquirer or by any of our officers; or

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  the acquisition (i) is pursuant to a tender offer or exchange offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

        Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder. Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an "offeror") for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

        In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights and Transfer Agent

        No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

        Our common stock is listed on the New York Stock Exchange. The Bank of New York is the Transfer Agent and Registrar for the common stock.

Stockholder Rights Plan

        The board of directors declared a dividend of one right (a "Right") for each outstanding share of common stock of our company held of record at the close of business on June 28, 2001. Shares of common stock issued after June 28, 2001 and prior to the Separation Time (as defined below) or issued at any time after June 28, 2001 pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

        Trading and Distribution of the Rights.    The Rights were issued under a Stockholder Protection Rights Agreement (the "Rights Agreement"), between us and The Bank of New York, as successor Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from or exchange with us, after the Separation Time, one share of common stock, for a price of $95.00 (the "Exercise Price"), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the common stock certificates (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Common stock certificates issued after June 28, 2001 and prior to the Separation Time will represent one Right for each share of common stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common stock certificates outstanding on June 28, 2001 also will represent one Right for each share of common stock even though they do not have this legend. Uncertificated common stock issued after June 28, 2001, but prior to the Separation Time which has been registered on our stock transfer books will represent one Right for each share of common stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of common stock at the Separation Time.

        The Separation Time will be the close of business on the earlier to occur of (i) the tenth business day (or any later date our board of directors determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (ii) the first date or any later date as our board of directors may determine (the "Flip-in Date") of public announcement by us expressly stating that any person has become an Acquiring Person (the date of the public announcement being the "Stock Acquisition Date"). If a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer will be deemed never to have been made.

        Acquiring Persons.    An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of common stock. However, the following will not be deemed Acquiring Persons:

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  our company, any of our wholly-owned subsidiaries or any employee stock ownership or other employee benefit plan of ours or of a wholly-owned subsidiary of ours;

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  any person who is the Beneficial Owner of 15% or more of the outstanding common stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding common stock solely as a result of an acquisition of common stock by us, until the time the person acquires additional common stock, other than through a dividend or stock split;

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  any person who becomes the Beneficial Owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of our company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the common stock; or

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  any person who Beneficially Owns shares of common stock consisting solely of:

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  shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a Flip-in Date;

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  shares owned by the person and its affiliates and associates at the time of the grant; and

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  shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of the person after the time of the grant.

        Exercisability and Expiration.    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the "Expiration Time") on the earliest to occur of:

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  the Exchange Time (as defined below);

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  the close of business on June 28, 2011, unless extended by action of the board of directors;

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  the date on which the Rights are redeemed as described below; and

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  upon the merger of our company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

        Adjustments.    The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

        Flip-in and Flip-over.    If a Flip-in Date (as defined above) occurs prior to the Expiration Time, we will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from us, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) "flips-in" following a Flip-in Date so that it entitles its holder to purchase $190 worth of common stock for $95. Assuming that the common stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of common stock for $95.

        Prior to the Expiration Time, if an Acquiring Person controls our board of directors and we then enter into, consummate or permit to occur a transaction or series of transactions in which, directly or indirectly:

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  we will consolidate or merge or participate in a binding share exchange with any other person and (A) any term or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person; or

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  we will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of our assets (measured by either book value or fair market value) or (B) generating more than 50% of our operating income or cash flow, to any other person (other than us or one or more of our wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a "Flip-over Transaction or Event"), we will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until we have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), for the benefit of the holders of the Rights, this supplemental agreement will provide that upon consummation or occurrence of the Flip-over Transaction or Event:

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  each Right "flips-over" so that it constitutes the right to purchase from the Flip-over Entity, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price; and

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  the Flip-over Entity will thereafter be liable for, and will assume, all of our obligations and duties pursuant to the Rights Agreement.

        Redemption.    Our board of directors may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

        Exchange Option.    In addition, the board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of common stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the board of directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

        Amendments.    The terms of the Rights may be amended by the board of directors (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

        Other Provisions.    The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of our company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of our company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the Rights are first redeemed by the board of directors. Nevertheless, the Rights should not interfere with a transaction that is in our best interests and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

PLAN OF DISTRIBUTION

        We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL OPINIONS

        Legal opinions relating to the securities being offered by this prospectus will be rendered by Michael C. Connelly, 414 Nicollet Mall, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois. Certain legal matters relating to the securities will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York for any underwriters, dealers or agents named in a prospectus supplement. Michael C. Connelly is our Vice President and General Counsel and is the beneficial owner of less than 1% of our common stock.

EXPERTS

        The consolidated financial statements, the related financial statement schedules and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Current Report on Form 8-K/A filed on December 13, 2007 for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," and the effects of the restatement described in Note 2, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Xcel Energy Inc.

        7.60% Junior Subordinated Notes, Series due 2068

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers		Joint Lead Arranger
Morgan Stanley	Citi	JPMorgan
(Joint Structuring Advisor)		(Joint Structuring Advisor)

Senior Co-Managers

Merrill Lynch & Co.	UBS Investment Bank

QuickLinks

  Filed Pursuant to Rule 424(b)(2)
  Registration Statement No. 333-134660
PROSPECTUS SUPPLEMENT SUMMARY
The Offering
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
SUPPLEMENTAL DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES
DESCRIPTION OF THE REPLACEMENT CAPITAL COVENANT
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN ERISA CONSIDERATIONS
UNDERWRITING

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
XCEL ENERGY INC.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES
DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES
BOOK-ENTRY SYSTEM
DESCRIPTION OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS